UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

DATA I/O

COMMON STOCK

Cusip Number: 237690102

 December 31, 2000
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 237690102			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	Not applicable.

3. 	SEC Use Only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of		5.	Sole Voting Power		248,855
Shares
Beneficially	6.	Share Voting Power
Owned by
Each			7.	Sole Dispositive Power	439,913
Reporting
Person		8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
		439,913

10.  Not applicable.

11.	Percent of Class Represented By Amount in Row 9
		5.9%


12. Type of Reporting Person*
		IA

CUSIP NO.	237690102		13G

1. Robert E. Killen
	SS# ###-##-####

2. NA

3. SEC USE ONLY

4. Citizen of USA

		5. Sole Voting Power		6,000
		6.Share Voting Power		NA
		7.Sole Dispositive Power	6,000
		8. Shared Dispositive Power	NA

9. Aggregate Amount Beneficially Owned by Each Reporting Person
			6,000

10. NA

11. Percent of Class Represented by Amount in Row 9

			0.08%

12. Type of Reporting Person

			IN

CUSIP NO. 237690102

Item 1.
(a) The Issuer is DATA I/O
(b) The Issuers Principal Offices Are Located At
		10525 Willows Road NE., P.O. Box 97046
		Redmond, WA 98073

Item 2.
	The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue, Berwyn, PA
19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 237690102

Robert E. Killen
(a) Robert E. Killen is a person filing for this report.
(b) Mr. Killen's business address is

		1189 Lancaster Avenue
		Berwyn, PA 19312
(c) Mr. Killen is a citizen of the USA
(d) The filing pertains to the common stock of the Issuer.
(e) The CUSIP number is 237690102

Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.

Robert E. Killen is the Chairman, CEO and sole shareholder of The Killen Group, Inc.

Item 4.
	The Killen Group
(a) The Killen Group is the beneficial owner of 439,913
(b) shares of the Issuer's common stock.
(c) The amount owned by The Killen Group is 5.9 % of the shares outstanding.
(d) (i) The Killen Group has the sole power to vote
 or to direct the vote of 248,855 shares of common stock.
(iii) The Killen Group has the sole power to dispose or to 			direct
the disposition of 439,913 shares of common stock.

Robert E. Killen
(a) Robert E. Killen owns 6,000 shares of the Issuer's common stock.
(b) Mr. Killen owns 0.08% of shares outstanding.
(c) (i) Mr. Killen has sole power to vote the 6,000 shares.
(iii) Mr. Killen has sole power to dispose of 6,000 shares.

Item 5.
	Not Applicable.

Item 6.
	Other persons who have the right to the proceeds of a sale of the securities are the clients of The Killen Group, Inc., for whom the securities were purchased.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.
	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

Date: February 13, 2001				Date: February 13 2001

								The Killen Group, Inc.


	Robert E. Killen			Robert E. Killen
	Robert E. Killen			Robert E. Killen, Chairman & CEO